EXECUTION COPY

LOAN AGREEMENT

THIS AGREEMENT dated the date set forth below,

BETWEEN:

CANNON POINT RESOURCES LTD., a company formed pursuant to the laws of British Columbia having an office at Suite 3123, 595 Burrard Street, Vancouver, British Columbia V7X 1J1

(the “Lender”)

AND:

NORTHERN DYNASTY MINERALS LTD., a corporation formed pursuant to the laws of British Columbia having an office at Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1

(the “Borrower”)

BACKGROUND:

A.	The Borrower and the Lender have entered into an Arrangement Agreement (the “Arrangement Agreement”) dated August 31, 2015.

B.

Pursuant to the Arrangement Agreement the Lender has agreed to lend the Borrower $4,250,000 and the Borrower wishes to borrow and the Lender is willing to lend to the Borrower such amount on the terms and conditions of this Agreement.

THEREFORE in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the Lender and the Borrower agree as follows:

1.	DEFINITIONS; INTERPRETATION

1.1	For the purpose of this Agreement, the following words and phrases will have meanings set forth below unless the parties or the context otherwise require(s):

	(a)	“Advance Accrued Interest” means interest on the Principal Amount accrued in advance for the six (6) month period commencing on the Advance Date.

	(b)	“Advance Date” means the date of this Agreement.

	(c)	“Agreement” and “this Agreement” means this agreement as the same may be amended, modified, replaced or restated from time to time.

	(d)	“Arrangement” has the meaning set out in the Arrangement Agreement.

(e)

“Borrower’s Indebtedness” means at any point in time the principal amount outstanding under the Loan and all accrued and outstanding interest thereon plus all other amounts owing by the Borrower to the Lender hereunder or under the General Security Agreement.

(f)	“Business Day” means any day, other than a Saturday, a Sunday, or a civic or statutory holiday in Vancouver, British Columbia.

(g)	“Event of Default” means any of the events specified in Section 11.1.

(h)

“General Security Agreement” means a general security agreement between the Lender and the Borrower entered into concurrently with this Agreement, creating a security interest in the Borrower’s present and after-acquired personal property.

(i)	“Interest Rate” means fifteen per cent (15%) per annum, calculated as herein provided.

(j)	“Loan” means the loan of $4,250,000 established by the Lender in favour of the Borrower pursuant to this Agreement.

(k)	“Maturity Date” means the earlier of:

(i) August 31, 2016;

(ii)

the date that is thirty (30) days from the date of termination of the Arrangement Agreement if the Arrangement Agreement is terminated without the Arrangement completing due to a breach of the Arrangement Agreement by the Borrower; and

(iii)

the date that is one hundred and eighty (180) days from the date of termination of the Arrangement Agreement if the Arrangement Agreement is terminated without the Arrangement completing due to the shareholders of the Lender not voting in favour of the Arrangement or due to a breach of the Arrangement Agreement by the Lender.

(l)

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof.

(m)	“Plan of Arrangement” has the meaning set out in the Arrangement Agreement.

1.2	For the purpose of this Agreement, the following meanings of interpretation will apply:

	(a)	“herein”, “hereunder”, and similar terms refer to this Agreement as a whole and not to any specific, section, clause or provision thereof;

(b)

when the context makes it possible, the singular includes the plural and vice versa, and all references to any person, whether a party to this Agreement or not, will be read with such changes in number or gender as the party or reference requires;

	(c)	any reference in this Agreement to a statute will include any amendment or successor statute and any regulations thereunder in force from time to time; and

	(d)	the headings appearing in this Agreement have been inserted for convenience of reference only and in no way define, limit, or enlarge the scope or meaning of the provisions of this Agreement.

2.	LOAN

2.1	The Lender agrees to make the Loan on the terms and subject to the conditions of this Agreement.

3.	PURPOSE

3.1	The Loan will be made available to the Borrower for its general purposes.

4.	AVAILABILITY

4.1	On the Advance Date, the Lender will advance the principal amount of the Loan in the amount of $4,250,000 without deduction or offset for Advance Accrued Interest to the Borrower.

5.	REPAYMENT AND PREPAYMENT

5.1	Unless demanded earlier due to an Event of Default, the Loan is due and payable in full on the Maturity Date.

5.2	Unless demanded earlier due to an Event of Default, the Borrower covenants to pay to the Lender the Borrower’s Indebtedness on the Maturity Date.

5.3	The Borrower may prepay in whole or in part, the Borrower’s Indebtedness at any time, without notice or penalty.

5.4

In the event of termination of the Arrangement Agreement without the Arrangement completing, the principal amount of the Loan which is repayable will be reduced by the portion of the Advance Accrued Interest which is in excess of the amount of interest that would otherwise be accrued on a per diem basis for the actual number of days the Loan was outstanding.

6.	INTEREST

6.1	The Borrower covenants to pay to the Lender all accrued and unpaid interest, including Advance Accrued Interest, on the Maturity Date.

6.2

Interest will accrue at the Interest Rate and the Advance Accrued Interest will be calculated as herein provided on the outstanding principal balance of the Loan, in advance, on the basis of a 365-day year, on a nominal rate basis. Thereafter, interest will accrue at the Interest Rate and be calculated as herein provided on the outstanding principal balance of the Loan, quarterly, not in advance, on the basis of a 365-day year, on a nominal rate basis.

7.	METHOD OF PAYMENTS

7.1

All payments made by the Borrower to the Lender hereunder will be made by wire transfer in accordance with such instructions as the Lender may provide to the Borrower or by cheque delivered to the Lender’s address as set out below or as the Lender otherwise notifies the Borrower in writing.

7.2	Notwithstanding anything in this Agreement to the contrary, any payment of the Borrower’s Indebtedness that is due on a date other than a Business Day will be made on the next succeeding Business Day.

7.3	All payments made by the Borrower to the Lender hereunder shall be made without set-off or counterclaim and without any deductions or withholdings whatsoever, other than as provided in Section 5.4.

8.	REPRESENTATIONS AND WARRANTIES

8.1	The Borrower represents and warrants as follows:

	(a)	the Borrower is a corporation duly organized, validly existing and in good standing under the laws of British Columbia;

(b)

the Borrower has the corporate power and capacity to carry on business as currently conducted by it, own property or interests therein, borrow money, grant security, make, keep, observe and perform representations, warranties, covenants and agreements and obligations and incur liabilities, all as contemplated hereby; and

(c)

the execution and delivery by it of this Agreement and the General Security Agreement and the performance by it of its obligations hereunder and thereunder, do not and will not conflict with or result in a material breach of any of the terms, conditions, or provisions of:

		(i)	its constating documents,

		(ii)	any law, regulation, or decree applicable or binding on it or any of its property, assets and undertaking, or

		(iii)	any agreement, contract, indenture, deed of trust, mortgage, bond, note, instrument, licence, franchise, grant or permit to which the Borrower is a party or by which it is bound.

9.	COVENANTS

9.1	The Borrower hereby covenants that it will:

(a) pay, observe and perform its debts, obligations and liabilities hereunder, when due; and

(b) comply with all applicable laws, ordinances or governmental rules or regulations to which it or any of its property, assets and undertaking are subject.

10.	SECURITY

10.1

As security for payment, observance and performance of the Borrower’s Indebtedness, the Borrower, concurrently with the execution of this Agreement, will execute and deliver to the Lender the General Security Agreement.

11.	EVENTS OF DEFAULT

11.1

At the option of and upon demand by the Lender, the Borrower’s Indebtedness will immediately become due and payable and this Agreement and the General Security Agreement will become enforceable upon the happening of any one or more of the following events:

(a)

the Borrower fails to pay the principal of the Loan or accrued and outstanding interest thereon, subject to set-off provided for in Section 5.4, within 5 days of when the same becomes due and payable hereunder;

(b) the Borrower ceases or threatens to cease to carry on business generally or admits in writing its inability or fails to pay its liabilities generally;

(c)

the Borrower neglects to observe or perform any covenant or obligation contained herein or in the General Security Agreement on its part to be observed or performed and the Borrower fails to remedy such default, if capable of remedy, within a period of 15 days from occurrence of such default;

(d)

any representation or warranty made by the Borrower in this Agreement or in the General Security Agreement or in any certificate or other document at any time delivered hereunder to the Lender proves to have been incorrect or misleading in any material respect on and as of the date that it was made or was deemed to have been made;

(e)

the Borrower files a voluntary petition in bankruptcy or a voluntary petition to seek reorganization or to effect a plan or other arrangement with creditors; or makes an assignment for the benefit of creditors or to an agent authorized to liquidate any substantial amount of its assets; or applies for or consent to or suffer the appointment of any receiver or trustee for it or any of its property;

(f)

an order is entered by any court or governmental entity having jurisdiction over the Borrower relating to bankruptcy or to any act purporting to be amendatory thereof approving an involuntary petition seeking reorganization of the Borrower; or

(g)	an order is entered appointing any receiver or trustee for the Borrower or for any property of the Borrower and the same shall not be stayed or vacated within thirty (30) days.

12.	WAIVER

12.1

The Lender may waive, in writing, any breach by the Borrower of any of the provisions contained in this Agreement or in the General Security Agreement or any default by the Borrower in the observance or performance of any covenant or condition required to be observed or performed by the Borrower under the terms of this Agreement or the General Security Agreement; but any waiver by the Lender of such breach or default, or any failure to take any action to enforce its rights hereunder or under the General Security Agreement, will not extend to or be taken in any manner whatsoever to affect any subsequent breach or default or the rights resulting therefrom.

13.	REMEDIES UNDER THIS AGREEMENT AND THE GENERAL SECURITY AGREEMENT

13.1

All rights and remedies stipulated for the Lender hereunder or in the General Security Agreement will be deemed to be in addition to and not restrictive of the right and remedies which the Lender might be entitled to at law or in equity; and the Lender may realize on the General Security Agreement or any part thereof in any manner and in such order as it may be advised, and any such realization by any means will not bar realization of any other security or any part or parts thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof, nor will any failure on the part of the Lender to exercise, or any delay in exercising any rights under this Agreement or the General Security Agreement operate as a waiver.

13.2

The acceptance by the Lender of any further security or of any payment of or on account of any of the Borrower’s Indebtedness after a default or of any payment on account of any past default will not be construed to be a waiver of any right in respect of any future default or of any past default not completely cured thereby; and the Lender may, in its uncontrolled discretion, exercise any and all rights, powers, remedies and recourses available to it in accordance with this Agreement and the General Security Agreement concurrently or individually without the necessity of any election.

14.	MISCELLANEOUS

14.1

The Borrower will forthwith at all times, and from time to time, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, deeds, documents and assurances which, in the opinion of the Lender, acting reasonably, are necessary or advisable for the better accomplishing and effecting of the intent of this Agreement.

14.2

No amendment, waiver or modification of, or agreement collateral to, this Agreement or the General Security Agreement will be enforceable unless it is by a formal instrument in writing expressed to be a modification of this Agreement or the General Security Agreement, as the case may be, and executed in the same manner as this Agreement.

14.3

All covenants and other agreements in this Agreement contained by or on behalf of any of the parties hereto will bind and enure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any transferee) whether so expressed or not; provided, however, that neither party may assign or transfer its respective rights or obligations hereunder to any Person without the other party’s prior written consent.

14.4

Any notice delivered or sent by electronic mail or other means of electronic communication capable of producing a printed copy on a Business Day will be deemed conclusively to have been effectively given on the day the notice was delivered, or the transmission was sent successfully, to the address (physical or electronic), as the case may be, set out below. Any notice sent by prepaid registered mail will be deemed conclusively to have been effectively given on the third Business Day after posting; but if at the time of posting or between the time of posting and the third Business Day thereafter there is a strike, lockout, or other labour disturbance affecting postal service, then the notice will not be effectively given until actually delivered.

Notice details for:

Lender

CANNON POINT RESOURCES LTD.
Suite 3123, 595 Burrard Street PO Box 49139 Vancouver, British Columbia V7X 1J1

Attention: David Farrell

Email: dfarrell@davisaconsulting.com

Borrower

NORTHERN DYNASTY MINERALS LTD.
Suite 1500, 1040 West Georgia Street Vancouver, British Columbia V6E 4H1

Attention: Trevor Thomas

Email: trevorthomas@hdimining.com

14.5

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

14.6

This Agreement and any documents or instruments referred to in, or delivered pursuant to, or in connection with, this Agreement constitute the whole and entire agreement between the Lender and the Borrower with respect to the Loan.

14.7

This Agreement will be construed and enforced in accordance with, and the rights of the parties will be governed by the laws of the Province of British Columbia and applicable federal laws thereto. The Lender and the Borrower hereby attorn to the courts of competent jurisdiction located in the Province of British Columbia in any proceedings hereunder.

14.8

This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, and it will not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. This Agreement may be executed by delivery of executed signature pages by fax or other form of electronic transmission and such transmission will be effective for all purposes.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the 31st day of August, 2015.

BORROWER

NORTHERN DYNASTY MINERALS LTD.

Per:	/s/ Trevor Thomas
Authorized Signatory

LENDER

CANNON POINT RESOURCES LTD.

Per:	/s/ Jay Sujir
Authorized Signatory

[Signature page to loan agreement with respect $4,250,000 loan]